Exhibit 99.1

GOLDCORP ANNOUNCES EXPANSION OF CERRO NEGRO PROJECT; PROVEN AND PROBABLE GOLD RESERVES DOUBLE

    <<
    Toronto Stock Exchange: G                    New York Stock Exchange: GG
    (All Amounts in $US unless stated otherwise)
    >>

VANCOUVER, April 5 /CNW/ - GOLDCORP INC. (TSX: G) (NYSE: GG) today announced the results of a feasibility study update for the Company's recently acquired Cerro Negro project in the Santa Cruz province of Argentina.

    <<
    Highlights
    ----------
    -   Average annual gold production during first 5 years of approximately
        550,000 ounces.
    -   Average cash costs of less than $200 per ounce of gold during first
        5 years.
    -   Mine life of approximately 12 years; initial gold production planned for mid-2013.
    -   Throughput of 4,000 tonnes per day.
    -   Total capital cost of $750 million to full production.
    -   Total proven and probable gold reserves increase 100% to 4.3 million ounces.
    -   Vein extensions and new vein targets support strong potential for additional reserve growth in 2011.
    >>

"The positive results in this feasibility study confirm our expectations that Cerro Negro will contribute tremendous value for shareholders as Goldcorp's next cornerstone gold mine," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Capital cost estimates reflect more than a doubling of throughput, and the straightforward nature of the project design should result in a smooth construction period toward first gold production in just over two years. This is an extremely robust project as now configured; however, with all of the identified veins remaining open and numerous additional veins already identified, we are excited by the potential for future expansion of gold reserves and near-term upside to the production profile. Cerro Negro will be a key driver of Goldcorp's peer-leading low cash cost profile and 60% gold production growth over the next five years."

Recent Vein Discoveries Drive Higher Throughput

The new development plan details more than doubling the plant throughput to 4,000 tonnes per day, contributing to an average of 550,000 ounces of gold production per year over the first five full years. Average cash costs during the first five years of production are expected to be less than $200 per ounce of gold. Over the full 12 year mine life, based only on existing reserves, annual production is expected to average 340,000 ounces per year at cash costs of approximately $290 per ounce. The mining of multiple veins creates significant flexibility for optimization of the mine plan as additional reserves are developed.

The increase in throughput and production from the original feasibility study is facilitated by the simultaneous mining of multiple, near-surface veins. The six currently identified sources of gold reserves (Eureka, Mariana Central, Mariana Norte, San Marcos, Bajo Negro and Vein Zone) are in some cases physically separated by several kilometers. The Vein Zone is planned as an open pit and each of the other areas are underground deposits to be accessed by separate declines from the surface. The Eureka, Mariana Central and Mariana Norte veins will comprise the initial sources of ore production. Development of the decline at the Eureka vein has already been advanced to more than 900 metres in length. The declines at Mariana Central and Mariana Norte are expected to commence in the fourth quarter of 2011 following the issuance of necessary permits.

Total capital expenditures to first production in mid-2013 are expected to be approximately $750 million, including $130 million in 2011. This amount includes approximately $500 million of direct costs for the expanded mining, process facilities and infrastructure, with the remainder in indirect costs including EPCM (Engineering, Procurement and Construction Management), owner's costs and contingency.

Several important milestones have already been achieved since acquiring the Cerro Negro project. In December 2010, the Environmental Impact Assessment permit was received which enabled construction on the project to begin. Site access work is currently underway, the camp is being expanded, geotechnical drilling in the tailings and plant facilities is progressing and the powerline design and routing studies continue. With the completion of the updated feasibility study, an update to pertinent parts of the Environmental Impact Assessment will now be presented to appropriate authorities.

Exploration to Accelerate

Exploration drilling is ramping up to a total of 10 drill rigs on site in the second quarter with an updated budget of approximately $19 million for 2011. The immediate focus of drilling will be on expansion of the Eureka, Mariana Central and Mariana Norte veins. Reserve additions from these three veins have the potential to augment the near term production profile at Cerro Negro. An additional near term focus of exploration will be on testing several new veins with known gold mineralization on the western portion of the property.

Proven and Probable Gold Reserves Double

On February 9th 2011, Goldcorp announced a near-doubling of total gold resources at Cerro Negro. Following the results of the feasibility study, the total proven and probable reserves have grown by more than 100% to 4.3 million ounces as shown in Table 1, resulting in a net addition of 2.2 million ounces to Goldcorp's total proven and probable reserves, now at 62.3 million ounces. A total of 36.2 million silver ounces have also been added to proven and probable reserves.

    <<
                                   Table 1

                     Cerro Negro Reserves and Resources
                             As of 31 March, 2011
    -------------------------------------------------------------------------
               PROVEN & PROBABLE
                   RESERVES           M&I RESOURCES       INFERRED RESOURCE
    -------------------------------------------------------------------------
                     Grade   Con-          Grade   Con-          Grade   Con-
             Tonnage  g/t  tained  Tonnage  g/t  tained  Tonnage  g/t  tained
    BY ZONE     Mt     Au    Moz      Mt     Au    Moz      Mt     Au    Moz
    -------------------------------------------------------------------------
    GOLD
    -------------------------------------------------------------------------
    Eureka     2.90  13.60  1.284   0.678   6.30  0.137   0.962   7.59  0.235
    -------------------------------------------------------------------------
    Bajo
     Negro     1.83   7.70  0.457   0.042   51.0  0.069   0.935   6.07  0.183
    -------------------------------------------------------------------------
    Vein
     Zone      2.38   4.30  0.331    3.95   1.30  0.170    1.53   1.00  0.048
    -------------------------------------------------------------------------
    Mariana
     Central   2.52  18.05  1.460       -      -      -    0.29   7.76  0.074
    -------------------------------------------------------------------------
    Mariana
     Norte     0.98   7.30  0.230       -      -      -    0.30   7.85  0.077
    -------------------------------------------------------------------------
    San
     Marcos    2.39   6.46  0.497       -      -      -    0.49   6.68  0.105
    -------------------------------------------------------------------------
    TOTAL     13.00  10.19  4.260    4.67   2.50  0.380    4.51   4.98  0.720
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
               PROVEN & PROBABLE
                   RESERVES           M&I RESOURCES       INFERRED RESOURCE
    -------------------------------------------------------------------------
                     Grade   Con-          Grade   Con-          Grade   Con-
             Tonnage  g/t  tained  Tonnage  g/t  tained  Tonnage  g/t  tained
                Mt     Ag    Moz      Mt     Ag    Moz      Mt     Ag    Moz
    -------------------------------------------------------------------------
    SILVER
    -------------------------------------------------------------------------
    Total
     Cerro
     Negro    13.00   86.3  36.16    4.67   18.9   2.83    4.51   32.2   4.68
    -------------------------------------------------------------------------

    Goldcorp Cero Negro Reserve and Resource Reporting Notes:

    (1) All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining,
        Metallurgy and Petroleum and National Instrument 43-101, or the
        AusIMM JORC equivalent.

    (2) All Mineral Resources are reported exclusive of Mineral Reserves.

    (3) Mineral Reserves are estimated using appropriate recovery rates and
        US$ commodity prices of $950 per ounce of gold, $15 per ounce of silver.

    (4) Mineral Resources are estimated using US$ commodity prices of
        $1,100 per ounce of gold, $17 per ounce of silver.
    >>

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The technical information about the Cerro Negro Project contained in this news release has been prepared under the supervision of Maryse Belanger, Director Technical Services of Goldcorp who is a "qualified person" within the meaning of National Instrument 43-101.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 18:23e 05-APR-11